Filed by Targa Resources Corp.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Atlas Energy, L.P.

Commission File No.: 001-32953

This filing relates to a proposed business combination involving Targa Resources Corp. and Atlas Energy, L.P.

Targa Resources Jefferies 2014 Global Energy Conference November 11, 2014

Forward Looking Statements
Certain statements in this presentation are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities
Exchange Act of 1934, as amended.  All statements, other than statements of historical facts, included in this presentation that address activities, events or developments that Targa
Resources Partners LP (“TRP” or the “Partnership”) or Targa Resources Corp. (“TRC” or
the “Company”) expect, believe or anticipate will or may occur in the future are forward-
looking statements. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties, factors and risks, many of which are outside the Partnership’s and the Company’s control, which could cause results to differ materially from those expected by management of Targa Resources
Partners LP and Targa Resources Corp.  Such risks and uncertainties include, but are not limited to, weather, political, economic and market conditions, including declines in the production of natural gas or in the price and market demand for natural gas and natural gas liquids, the timing and success of business development efforts, the credit risk of customers and other uncertainties.  These and other applicable uncertainties, factors and risks are described more fully in the Partnership's and the Company’s Annual Reports on
Form 10-K for the year ended December 31, 2013 and other reports filed with the Securities and Exchange Commission. The Partnership and the Company undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information
Additional Information and Where to Find It
In connection with the proposed transaction, Targa Resources Corp. (“TRC”) will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Atlas Energy, L.P. (“ATLS”) and TRC and a prospectus of TRC (the “TRC joint proxy statement/prospectus”).  In connection with the proposed transaction, TRC plans to mail the definitive TRC joint proxy statement/prospectus to its shareholders, and ATLS plans to mail the definitive TRC joint proxy statement/prospectus to its unitholders.
Also in connection with the proposed transaction, Targa Resources Partners LP (“TRP”) will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Atlas Pipeline Partners, L.P. (“APL”) and a prospectus of TRP (the “TRP proxy statement/prospectus”).  In connection with the proposed transaction, APL plans to mail the definitive TRP proxy statement/prospectus to its unitholders.
INVESTORS, SHAREHOLDERS AND UNITHOLDERS ARE URGED TO READ THE TRC JOINT PROXY STATEMENT/PROSPECTUS, THE TRP PROXY
STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY
WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TRC, TRP, ATLS AND APL, AS WELL AS THE
PROPOSED TRANSACTION AND RELATED MATTERS.
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.
A free copy of the TRC Joint Proxy Statement/Prospectus, the TRP Proxy Statement/Prospectus and  other filings containing information about TRC, TRP, ATLS and APL may be obtained at the SEC’s Internet site at www.sec.gov. In addition, the documents filed with the SEC by TRC and TRP may be obtained free of charge by directing such request to: Targa Resources, Attention: Investor Relations, 1000 Louisiana, Suite 4300, Houston, Texas 77002 or emailing
InvestorRelations@targaresources.com or calling (713) 584-1133. These documents may also be obtained for free from TRC’s and TRP’s investor relations website at www.targaresources.com. The documents filed with the SEC by ATLS may be obtained free of charge by directing such request to: Atlas Energy, L.P.,
Attn: Investor Relations, 1845 Walnut Street, Philadelphia, Pennsylvania 19103 or emailing InvestorRelations@atlasenergy.com.  These documents may also be obtained for free from ATLS’s investor relations website at www.atlasenergy.com.  The documents filed with the SEC by APL may be obtained free of charge by directing such request to: Atlas Pipeline Partners, L.P., Attn: Investor Relations, 1845 Walnut Street, Philadelphia, Pennsylvania 19103 or emailing
IR@atlaspipeline.com.  These documents may also be obtained for free from APL’s investor relations website at www.atlaspipeline.com.
Participants in Solicitation Relating to the Merger
TRC, TRP, ATLS and APL and their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies from
TRC, ATLS or APL shareholders or unitholders, as applicable, in respect of the proposed transaction that will be described in the TRC joint proxy statement/prospectus and TRP proxy statement/prospectus.  Information regarding TRC’s directors and executive officers is contained in TRC’s definitive proxy statement dated April 7, 2014, which has been filed with the SEC. Information regarding directors and executive officers of TRP’s general partner is contained in
TRP’s Annual Report on Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. Information regarding directors and executive officers of ATLS’s general partner is contained in ATLS’s definitive proxy statement dated March 21, 2014, which has been filed with the SEC. Information regarding directors and executive officers of APL’s general partner is contained in APL’s Annual  Report on Form 10-K for the year ended December 31, 2013, which has been filed with the SEC.
A more complete description will be available in the registration statement and the joint proxy statement/prospectus.

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Targa Resources’ Two Public Companies
IPO February 2007
MLP
Owner/Operator of all assets
IPO December 2010
C-Corp
General Partner of NGLS
Targa Resources Partners LP
(NYSE: NGLS; “TRP” or the “Partnership”)
Targa Resources Corp.
(NYSE: TRGP; “TRC” or the “Company”)
Market Cap: $6.8 billion
Enterprise Value: $10.0 billion
Unit Price: $58.93
Yield: 5.4%
Current Annualized Distribution: $3.19
Sequential / YoY Growth: 2% / 9%
Market Cap: $5.1 billion
Enterprise Value: $5.2 billion
Share Price: $120.16
Yield: 2.4%
Current Annualized Dividend: $2.93
Sequential / YoY Growth: 6% / 29%
-40%
-20%
0%
20%
40%
60%
80%
100%
120%
140%
160%
180%
NGLS
TRGP
Alerian Index
S&P 500
UTY Index
-40%
40%
120%
200%
280%
360%
440%
520%
600%
Note:  Market Cap, Unit/Share Price and Yield as of November 7, 2014. Enterprise Value calculated using current Market Cap as of November 7, 2014 and balance sheet data as of September 30, 2014. Unit and Stock Price Performance graphs through November 7, 2014

Total Return

Annualized Distributions per LP Unit

Total Return

Annualized Dividends per Share

TRP and TRC Performance
(1) 2010 covers time period from IPO (December 6, 2010) through December 31, 2010
(2) 2014 YTD as November 7, 2014
Source: Bloomberg
TRP – Total Return Since 2010
(1)
TRC – Total Return Since IPO TRC – Dividends
TRP – Distributions
16% 3% 2% 21% 3%
TRGP Out/(Under)
Performance vs. AMZ
20% 42% 30% 44% 25%
-10%
0%
10%
20%
30%
40%
50%
60%
70%
80%
2010 (1) 2011 2012 2013 2014  YTD (2)
TRGP
AMZ
S&P 500
UTY Index
-10%
0%
10%
20%
30%
40%
50%
60%
NGLS
AMZ
S&P 500
UTY Index
2.19
2.23
2.28
2.33
2.41
2.49
2.57
2.65
2.72
2.79
2.86
2.93
2.99
3.05
3.12
3.19
$1.00
$1.25
$1.50
$1.75
$2.00
$2.25
$2.50
$2.75
$3.00
$3.25
$3.50
Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3
2011 2012 2013 2014
1.03
1.09
1.16
1.23
1.35
1.46
1.58
1.69
1.83
1.98
2.13
2.28
2.43
2.59
2.76
2.93
$1.00
$1.25
$1.50
$1.75
$2.00
$2.25
$2.50
$2.75
$3.00
$3.25
Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3
2010 2011 2012 2013 2014
NGLS Out/(Under)
Performance vs. AMZ
2010 2011 2012 2013 2014  YTD (2)

CALGARY
SOUND
ELK GROVE
SPARKS
STOCKTON
SAN RAMON
WINONA
FIELD GATHERING & PROCESSING
BADLANDS
STANLEY
ALEXANDER
NEW TOWN
JOHNSONS CORNER
LITTLE MISSOURI
FIELD GATHERING & PROCESSING
VERSADO
NORTH TEXAS SYSTEM
LONGHORN
CHICO
DENTON
BRIDGEPORT
DALLAS
SAUNDERS
SHACKELFORD
MONUMENT
EUNICE
SAOU
ABILENE
HIGH PLAINS
CONGER
MIDLAND
STERLING
SAND HILLS
MERTZON
SAND HILLS
LOGISTICS
LCF
GCF & CBF
HOUSTON
GALENA PARK
CHANNELVIEW
MONT BELVIEU
HACKBERRY
COASTAL GATHERING & PROCESSING
HATTIESBURG
GILLIS
ACADIA
TOCA
HOUSTON
VENICE
BARRACUDA
N.TERREBONNE
BIG LAKE
LOWRY
SEA ROBIN
BLUEWATER
BOSTON
SPARTA
BALTIMORE
CALVERT CITY
COLUMBIA
CHATTANOOGA
CULLMAN
ATLANTA
TAMPA
PORT EVERGLADES
LEGEND
GAS/CRUDE GATHERING LINES
PROPOSED GAS/CRUDE GATHERING LINES
NGL LINES
LOGISTICS ASSETS
MARKETING & DISTRIBUTION
HEADQUARTERS
COMMERCIAL OFFICE
FRACTIONATOR
FRACTIONATOR w/GAS PLANT
GAS PLANT
TERMINAL
NEW GAS PLANT
Marketing and Distribution 21%
Field G&P 33%
Logistics Assets 39%
Coastal G&P 8%

TARGA

Targa’s Diversified Midstream Platform 6 Operating Margin (1) (1) Operating margin percentages based on LTM as of September 30, 2014

A Strong Footprint in
Active Basins
And a Leading Position
at Mont Belvieu
Drive Targa’s
Long-Term Growth
Leadership position in oil
and liquids rich Permian
Basin
Bakken position
capitalizes on strong
crude oil fundamentals
and active drilling activity
Leadership position in the
active portion of Barnett
Shale “combo” play
GOM and onshore
Louisiana provide longer
term upside potential for
well positioned assets
Mont Belvieu is the
NGL hub of North
America
Increased domestic
NGL production is
driving capacity
expansions into and at
Mont Belvieu
Second largest
fractionation
ownership position at
Mont Belvieu
One of only two
operating commercial
NGL export facilities on
the Gulf Coast linked to
Mont Belvieu
Position not easily
replicated
Approximately $2.6 billion
in announced organic
capex projects completed
or underway
Increased capacity to
support multiple U.S.
shale / resource plays
Additional fractionation
expansion to support
increased NGL supply
Increased connectivity to
U.S. end users of NGLs
Expansion of export
services capacity for
global LPG markets at
Galena Park marine
terminal
Investment Highlights
Increasing scale and
diversity
Increasing fee-based
margin
Expected 7 - 9% NGLS
distribution growth in 2014,
on track for the high end of
the range
Expected TRGP dividend
growth in excess of 25% in
2014
2014 adjusted EBITDA
guidance of $925 to $975
million
Well Positioned for 2014 and Beyond

Major Announced Capital Projects

Approximately $2.6 billion of announced projects completed or ongoing
Over $1 billion of projects completed in 2013 and approximately $1 billion to be completed in 2014
Additional high quality growth projects under development for 2014 and beyond
Commenced construction of CBF Train 5 Expansion (100 MBbl/d)
(1) Includes additional spending in both North Texas and Permian Basin
(2) Additional gas processing plant estimated completion YE 2014 and in-service early 2015
(3) 35 Mbbl/d condensate splitter located at the Channelview Terminal expected to be in-service end of 2016 or early 2017, depending on permit timing
(4) ~$2.0 billion of fee-based capital, 77% of listed projects
(4)
G&P Growth Projects
Actual / Expected
Completion
Primarily
Fee-Based
Gathering & Processing Expansion Program - 2013 / 2014
(1) 2013 / 2014
North Texas Longhorn Project (200 MMcf/d) May 2014
SAOU High Plains Plant (200 MMcf/d) June 2014
Badlands Expansion Program - 2013 / 2014
2013 / 2014
(2)
Other
Total G&P Projects $465
Downstream Growth Projects
Actual / Expected
Completion
Primarily
Fee-Based
Petroleum Logistics Projects - 2013 / 2014
(3) 2013 / 2014+
CBF Train 4 Expansion (100 MBbl/d) Mid 2013
CBF Train 5 Expansion (100 MBbl/d) Mid 2016
International Export Project Q3 2013 / Q3 2014
Other
Total Downstream Projects $1,520
Total Projects $1,985
50 385 0
Total CAP EX
($ millions)
2013 CAP EX
($ millions)
2014 CAP EX
($ millions)
$185 $75 $110
150 40 20
225 125 85
465 250 215
40 25 15
$1,065 $515 $445
Total CAP EX
($ millions)
2013 CAP EX
($ millions)
2014 CAP EX
($ millions)
$190 $40 $50
385 120 20
480 250 165
80 30 50
$1,520 $440 $335
$2,585 $955 $780

Major Capital Projects Under Development

Over $2.0 billion of additional opportunities are in various stages of development
Opportunities include additional infrastructure in both G&P and Downstream
Increasing NGL supplies across the country will continue to drive the need for more processing, fractionation and connectivity
(1) Recently approved new 200 MMcf/d plant in the Williston Basin
(2) Recently approved new 300 MMcf/d plant in the Delaware Basin
(1)
(2)
Additional Growth Opportunities
CAP EX
($ millions)
Estimated
Timing
Primarily
Fee-Based
Badlands Expansion Program
Permian Expansion Program
Train 6 Expansion
Train 7 Expansion
Additional Condensate Splitter
Ethane Export Project
Other Projects primarily
Total $2,000+ 2015 and beyond

Crude Oil

Adjusted EBITDA - Actual
Adjusted EBITDA - Guidance
WTI Crude Oil Prices - Quarter Realized
WTI Crude Oil Prices - Guidance
EBITDA (millions)
$/barrel
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
$130
$120
$110
$100
$90
$80
$70
$60
$50
2007
2008
2009
2010
2011
2012
2013
2014E

Natural Gas

Adjusted EBITDA - Actual
Adjusted EBITDA - Guidance
Henry Hub Nat. Gas Prices - Quarter Realized
Henry Hub Nat. Gas Prices - Guidance
EBITDA (millions)
$/Mmbtu
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
2007
2008
2009
2010
2011
2012
2013
2014E

NGLs

Adjusted EBITDA - Actual
Adjusted EBITDA - Guidance
Weighted Avg. NGL Prices - Quarter Realized
Weighted Avg. NGL Prices - Guidance
EBITDA (millions)
$/gal
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
$1.80
$1.60
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
2007
2008
2009
2010
2011
2012
2013
2014E

TARGA

Diversity and Scale Mitigate Commodity Price Changes
Growth has been driven by investing in the
business, not by changes in commodity prices
TRP benefits from multiple factors that help
mitigate commodity price volatility, including:
Scale
Business and geographic diversity
Increasing fee-based margin
Hedging
Given the current price environment, TRP is
less hedged than in previous years, primarily
on ethane and propane
TRP currently has hedged approximately 80% of
2014 natural gas and approximately 30% of 2014
combined NGL and condensate
TRP has hedged approximately 50% to 60% of
natural gas equity volumes for 2015     and 20%
to 30% for 2016
(1)
TRP has hedged approximately 45% to 55% of
condensate equity volumes for 2015 and 25% to
35% for 2016
10
Adjusted EBITDA vs. Commodity Prices
(1) Will be towards bottom-end of range if there is significant ethane rejection in these years
(1)

Targa Leverage and Liquidity
(1) Includes TRP’s total availability under the revolver plus cash, less outstanding borrowings and letters of credit under the TRP revolver
(2) Adjusts EBITDA to provide credit for material capital projects that are in process, but have not started commercial operation, and other items
Compliance Leverage Ratio
Liquidity
(1)
0.0x
1.0x
2.0x
3.0x
4.0x
5.0x
6.0x
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3
2007 2008 2009 2010 2011 2012 2013 2014
0
200
400
600
800
1,000
1,200
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3
2012 2013 2014
Target compliance leverage ratio 3x - 4x
Debt/EBITDA
YTD through September 2014, raised net
proceeds of $257 million from equity
issuances under at-the-market (“ATM”)
program
Completed $800 million 4.125% unsecured
notes offering in October 2014. Pro forma for
offerings, liquidity as of Sept 30 is $1.45
billion including capacity under accounts
receivable securitization
Have historically been on low end of range
Leverage increased at end of 2012 due to
Badlands acquisition
Q3 2014 compliance leverage ratio was 2.7x
Compliance Leverage Ratio (2)

Targa + Atlas: Transaction Overview
Targa Resources Partners LP (NYSE: NGLS; “TRP” or the “Partnership”) has executed a definitive agreement to acquire Atlas Pipeline Partners, L.P. (NYSE: APL) for $5.8 billion
(1)
0.5846 NGLS common units plus a one-time cash payment of $1.26 for each APL LP unit (implied premium
(1)
of 15%)
$1.8 billion of debt at September 30, 2014
Targa Resources Corp. (NYSE: TRGP; “TRC” or the “Company”) has executed a definitive agreement to acquire
Atlas Energy, L.P. (NYSE: ATLS), after its spin-off of non APL-related assets, for $1.9 billion
(1)
Prior to TRGP’s acquisition, all assets held by ATLS not associated with APL will be spun out to existing ATLS unitholders
10.35 million TRGP shares issued to ATLS unitholders
$610 million of cash to ATLS
Each existing ATLS (after giving effect to ATLS’ spin out) unit will receive 0.1809 TRGP shares and $9.12 in cash
Accretive to NGLS and TRGP cash flow per unit and share, respectively, immediately and over the longer-term, while providing APL and ATLS unitholders increased value now and into the future
Post closing
(2)
, NGLS plans to increase its quarterly distribution by $0.04 per LP unit ($0.16 per LP unit annualized rate)
NGLS expects 11-13% distribution growth in 2015 compared to 7-9% in 2014
Post closing
(2)
, TRGP plans to increase its quarterly dividend by $0.10 per share ($0.40 per share annualized rate)
TRGP expects approximately 35% dividend growth
(3)
in 2015 compared to 25%+ in 2014
Transactions are cross-conditional and expected to close Q1 2015, subject to shareholder and regulatory approvals
HSR verbal notice of clearance received 11/4/2014
(1) Based on market data as of October 10, 2014, excluding transaction fees and expenses
(2) Management intends to recommend this increase at the first regularly scheduled quarterly distribution declaration Board meeting after transaction closes
(3) Assumes NGLS distribution growth of 11-13%

Montana
North Dakota
Oklahoma
Texas
Louisiana
Mississippi

100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Q1 - 2013
Q2 - 2013
Q3 - 2013
Q4 - 2013
Q1 - 2014
Q2 - 2014
Q3 - 2014
470 469 463 463 491 545 559
232 230 233 225 221 217 206
191 187 183 180 179 181 189
92 79 83 86 81 82 79
420 447 446 445 458 467 486
Permian
Eagle Ford
Williston
Marcellus
Mississippian
Granite Wash
DJ-Niobrara
Haynesville
Utica
Barnett
Others

TARGA

Targa + Atlas: Attractive Positions in Active Basins
Barnett
Eagle Ford
Delaware
Bakken
Mississippi
Lime
Woodford
Legend
U.S. Land Rig Count by Basin
(1)
(1) Source: Baker Hughes Incorporated, as of October 20, 2014
SCOOP
Midland
Pro Forma Asset Highlights
Atlas
Natural Gas Processing Plant
Natural Gas Pipeline
Targa
Natural Gas Processing Plant
Terminal
Fractionator
Natural Gas Pipeline
Crude Oil Pipeline
NGL Pipeline
39 natural gas processing plants (~6.9 Bcf/d gross
processing capacity)
Over 22,500 miles of natural gas and crude oil gathering
pipeline
Gross NGL production of 278.9 MBbls/d in 2Q 2014
3 crude oil and refined products terminals with 2.5 MMBbls
of storage
17 gas treating facilities
573 MBbl/d gross fractionation capacity
~6.5 MMBbl/month effective capacity LPG export terminal

Colorado
Kansas
Missouri
Kentucky
Tennessee
Oklahoma
Arkansas
New Mexico
Mississippi
Texas

NGL Production (MBbl/d)

14 14
Producer Activity Drives NGL Flows to Mont Belvieu
Growing field NGL production
increases NGL flows to Mont
Belvieu
Increased NGL production
could support Targa’s existing
and expanding Mont Belvieu
and Galena Park presence
Petrochemical investments,
fractionation and export
services will continue to clear
additional supply
Targa’s Mont Belvieu and
Galena Park businesses very
well positioned
Barnett
Eagle Ford
Midland
Mississippi Lime
Woodford
Delaware
Marcellus &
Others
Rockies
Galena Park Marine
Import / Export
Terminal
Atlas
Natural Gas Processing Plant
Natural Gas Pipeline
Targa
Natural Gas Processing Plant
Terminal
Fractionator
Natural Gas Pipeline
Crude Oil Pipeline
NGL Pipeline
Legend
Combined NGL Production (MBbl/d)
SCOOP
Mont
Belvieu
Terminal
121 124
129
137
149
48
54
77
115
118
169
178
206
251
268
0
50
100
150
200
250
300
2010 2011 2012 2013 YTD 2014
Targa Atlas
Third Party
Ethylene Cracker
Illustrative Y-Grade Flows
Import / Export

Market Cap
~ $12 Billion
(1)
~ $5 Billion
(2)
~ $17 Billion
(1)
Enterprise Value
~ $15 Billion
(1)
~ $8 Billion
(2)
~ $23 Billion
(1)
2014E EBITDA ($MM) $925 - $975 Million $400 - $425 Million $1,325 - $1,400 Million
2014E Growth
CAPEX ($MM)
$780 Million $400 - $450 Million $1,180 - $1,230 Million
2014E Operating
Margin by Segment
YE 2014E % Fee-
Based
68%
32%
Fixed Fee Percent of Proceeds
35%
7%
38%
20%
Field G&P Coastal G&P
Logistics Marketing and Dist.
40%
60%
Texas Oklahoma
25%
5%
27%
15%
11%
17%
Field G&P - Targa Coastal G&P - Targa
Logistics - Targa Marketing and Dist. - Targa
Texas - Atlas Oklahoma - Atlas
40%
60%
Fixed Fee Percent of Proceeds
60%
40%
Fixed Fee Percent of Proceeds
15
Targa + Atlas: Increased Size and Scale Enhance Credit Profile
Targa Atlas Pro Forma Targa
(1) Represents combined market cap and enterprise value for NGLS and TRGP as of October 10, 2014, less the value of NGLS units or PF NGLS units owned by TRGP
(2) Represents combined market cap and enterprise value for APL and ATLS as of October 10, 2014 based on transaction consideration
(3) Includes keep-whole at 1% of total margin
(3)

Targa + Atlas: Strategic Highlights
Attractive
Positions in Active
Basins
Creates World-
Class Permian
Footprint
Complementary
Assets with
Significant Growth
Opportunities
Enhances
Credit Profile
Significant Long-
Term Value
Creation
Already strong positions in Permian and Bakken enhanced with entry into Mississippi Lime and Eagle Ford
4 of the top 5 basins by active rig count and unconventional well spuds (1)
Top 3 basins by oil production (1)
Also exposed to emerging SCOOP play and continued development of NGL-rich Barnett Shale
Adds diversity and leadership position in all basins/plays
Combines strong Permian Basin positions to create a premier franchise
Provides new customer relationships with the most active operators in each basin
Current combined processing capacity of 1,439 MMcf/d plus 500 MMcf/d of announced expansions
Significant organic growth project opportunities
2014 growth capex of ~$1.2 billion
2015 growth capex expected to exceed $1.2 billion
Additional projects under development of over $3 billion
NGL production to support Targa’s leading NGL position in Mont Belvieu and Galena Park
Estimated pro forma leverage ratio of 3.3x Total Debt / 2014E EBITDA (4) at NGLS
Increased size and scale move NGLS credit metrics closer to investment grade over time
Immediately accretive to distributable cash flow at both NGLS and TRGP
Increases FY 2015 vs FY 2014 distribution growth at NGLS to 11-13% and at TRGP to approximately 35%
Provides larger asset base with additional long-term growth opportunities
Higher long-term distribution/dividend growth profile than Targa standalone
(1) Source: Oil & Gas Investor
(2) Based on market data as of October 10, 2014, less the value of 16.3 MM PF NGLS units owned by TRGP
(3) Based on NGLS and APL guidance ranges
(4) Based on estimated compliance ratio
Increased Size and
Scale
Combined partnership will be one of the largest diversified MLPs
Pro forma enterprise value (2) of $23 billion
Pro forma 2014E EBITDA of approximately $1.3-$1.4 billion (3)

Appendix

Non-GAAP Measures Reconciliation
This presentation includes the non-GAAP financial measure of Adjusted EBITDA. The presentation provides a reconciliation of this non-GAAP financial measures to its most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles in the United States of
America ("GAAP"). Our non-GAAP financial measures should not be considered as alternatives to GAAP measures such as net income, operating income, net cash flows provided by operating activities or any other
GAAP measure of liquidity or financial performance.

Non-GAAP Measures Reconciliation
Adjusted EBITDA – The Partnership and Targa define Adjusted EBITDA as net income attributable to Targa
Resources Partners LP before: interest; income taxes; depreciation and amortization; gains or losses on debt repurchases and redemptions; early debt extinguishment and asset disposals; non-cash risk management activities related to derivative instruments; changes in the fair value of the Badlands acquisition contingent consideration and the non-controlling interest portion of depreciation and amortization expenses. Adjusted
EBITDA is used as a supplemental financial measure by our management and by external users of our financial statements such as investors, commercial banks and others. The economic substance behind management’s use of Adjusted EBITDA is to measure the ability of our assets to generate cash sufficient to pay interest costs, support our indebtedness and make distributions to our investors.
Adjusted EBITDA is a non-GAAP financial measure. The GAAP measures most directly comparable to
Adjusted EBITDA are net cash provided by operating activities and net income (loss) attributable to Targa
Resources Partners LP. Adjusted EBITDA should not be considered as an alternative to GAAP net cash provided by operating activities or GAAP net income. Adjusted EBITDA has important limitations as an analytical tool. Investors should not consider Adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP. Because Adjusted EBITDA excludes some, but not all, items that affect net income and net cash provided by operating activities and is defined differently by different companies in our industry, our definition of Adjusted EBITDA may not be comparable to similarly titled measures of other companies.
Management compensates for the limitations of Adjusted EBITDA as an analytical tool by reviewing the comparable GAAP measures, understanding the differences between the measures and incorporating these insights into management’s decision-making processes.

The following table presents a reconciliation of 2014 projected Adjusted EBITDA to net income for NGLS:
Low Range High Range
($ in millions)
Reconciliation of net income attributable to Targa
Resources Partners LP to Adjusted EBITDA:
Net income attributable to Targa Resources Partners LP 444.5 $                   494.5 $
Add:
Interest expense, net 150.0                      150.0
Income tax expense 4.0                         4.0
Depreciation and amortization expenses 340.0                      340.0
Noncontrolling interests adjustment (13.5)                       (13.5)
Adjusted EBITDA 925.0 $                   975.0 $
Twelve Months Ended 12/31/2014
Non-GAAP Reconciliation – 2014 EBITDA

21 1000 Louisiana Suite 4300 Houston, TX 77002 Phone: (713) 584-1000 Email: InvestorRelations@targaresources.com Website: www.targaresources.com